INVEST IN **EVVA HEALTH**

Next-gen empathic caregiving tech platform for the future of elder care

PITCH VIDEO | INVESTOR PANEL


evva
Next-gen Award Winning Empathic Caregiving Tech Platform
Personalized care plan & planning
Financial navigation
On-demand community support
360-degree active monitoring

evva360.com Atlanta GA

Technology | Software | Artificial Intelligence | Saas | Black Founder

LEAD INVESTOR

Sela Missirian

The struggle is real - any caregiver or person close to someone with Alzheimer's or similar has had their share of frustrations at the lack of solutions out there. Evva Health's personalized approach to caregiving where not only the health of the patient, but also the caregiving burden on the family is considered at every step is the type of solution that gets me excited. As a caregiver, I don't need a tool to aggregate everything that is out there. What i need is an easy solution that understand my evolving needs and guide me and family throughout the journey, because it's always changing. I decided to invest in Evva Health because I believe their approach is novel and the founding team has the industry, technical knowledge and personal experience to make an significant impact in the space. I believe Evva Health will become a leader in the market thanks to its strong team of innovators, and ultimately be a very profitable investment for its shareholders!

Invested $10,000 this round

Highlights

1. $135 billion initial market opportunity (dementia or mild cognitive impairment)
2. Rapidly growing market (7%+) with an aging population and fewer caregivers
3. Get early access to cutting-edge health + care solutions powered by A.I. and IoT
4. 2 members of the advisory board will be selected from the community of investors
5. Builds on existing research for better health outcomes at lower costs for patients AND families
6. Winner of the 2021 LG NOVA prize for the most innovative and transformative solution
7. Join forces with a diverse team with 100+ years of combined experience building disruptive solutions

Our Team

Carl Hanna, PhD Co-Founder

Our Team



Carl Hanna, PhD Co-Founder

Engineer, researcher, and consulting leader with Big 4 experience (i.e. Deloitte and PwC). Advisor to major health provider systems for over 15 years on strategy for growth, performance improvement, workforce management, and digital transformation

Similar to millions of families, we've often struggled to find the right care professionals, coordinate care, navigate instructions, ensure our loved one's well-being from afar, and plan for their future needs. As healthcare professionals & experts, we understand the gaps and underlying opportunities and are even more committed to making an impact



Saurabh Vyas, MD Co-Founder

Physician, consulting leader (Deloitte and Slalom), and On Deck Fellow. Advised design and development of 20+ digital health / A.I. products and initiatives for the world's leading health systems and life sciences companies



Anderson Smith, PhD Cognitive Aging Research Strategy



Cognitive aging scientist and Emeritus professor at Georgia Tech. He has over 40 years of research experience examining how cognitive mechanisms are responsible for much of the age-related variance in memory performance across a variety of tasks.



Bob Williams, MD Clinical Workflows & EHR Strategy

Dr. Bob Williams enjoyed a 20-year career as a practicing and teaching family physician and health services researcher. For another 22 years, Dr. Williams served as a senior consulting executive at EY, Cap Gemini, IBM, Deloitte Consulting US & UK



Cathy Hackl Immersive Experience & Metaverse Strategy

Leading tech futurist and globally recognized business leader specializing in the metaverse, augmented reality (AR), virtual reality (VR), & spatial computing. She's one of LinkedIn's top technology voices and a champion for diversity.



Anamaria Encean Communication & Media Strategy

Demonstrated success in developing strong client relationships as a trusted advisor for Healthcare IT with a clear focus on Enterprise and Clinical Applications Development. Team player with a multi-cultural vision who thrives in diverse environments



Aubrey Annan Technology Strategy

Technology leader with over 15 years of management and technology consulting experience spanning strategic planning, IT strategy, enterprise cloud architecture, digital strategy, and program management.



Mark O'Connor Product Strategy

Healthcare executive with positions in corporate strategy, management consulting, product leadership, private equity, venture capital startups, and intergovernmental organizations.

Pitch


evva
Next-gen Award Winning Empathic Caregiving Tech Platform
Personalized care plan & planning
Financial navigation
On-demand community support
360-degree active monitoring


Worsening Crisis
Elder care is set to become a public health crisis
U.S. Population (in millions)
Number of Caregivers / Persons Needing Care
2020
2025
2030
2035
2040
Elderly (65+)
Patients with Dementia / MCI
Caregiver Ratio
54.8
63.9
72.1
77.5
81.2
16.7
19.7
22.8
25.5
28.1
1
With an aging baby boomer population & increased life expectancy, 64M seniors (by 2025) will require greater care support
2
While, fewer family and professional caregivers will be available due to several socioeconomic & demographic factors
3
Almost 1 in 3 elderly have Mild Cognitive Impairment or Dementia and will require more hands-on care with dwindling resources
evva


Core Problems
SENIOR HOME CARE
$
Families struggle to find the right specialists & then have limited time with them
Avg. 10 mins per visit
Families struggle to manage daily care and safety, while juggling work
Paid caregiving is costly at
Families are challenged to find appropriate help and better plan for future
Less than 8% indicate any guidance

$25+ per hour

from clinicians

Scale of Problems



2 out of 3 of 18 million+ family caregivers of MCI and dementia patients **are burnt out**


40%+

Majority of time is spent on **monitoring** the health and safety of their loved one



$150B+

by 2025

As **out-of-pocket spend is rising rapidly**, families will struggle even more to plan for future care

Solution

Understand the unique needs of each patient <u>and</u> family

to design a personalized roadmap and community support around them.


1
Help me better **manage daily care**
evva
2
Guide me to better **plan ahead**
Help me **ensure** our **safety & well-being**
3

User Personas



Meet **James.**

A loving father, who has early-stage dementia. He wants to live independently near his daughter and grandkids.

James is eager to...

- Access best & latest care
- Get step-by-step care plan guidance
- Receive support when he needs it
- Make it easier for his family to take care of him



And **Andrea.**

A caring daughter, who wants to take care of her dad, but is anxious about juggling her work and own family.

Andrea is looking to...

- Navigate and manage care for James
- Ensure he is safe and well
- Better plan for future care and finances
- Receive community support and guidance at each step

In addition, Evva includes features for other family members, professional caregivers, clinicians, and community organizations for better patient and family care.

*Product: **Personalized Navigation & Management***

1 Help me better **manage daily care**



Andrea learns about Evva from James' clinicians and her community



Evva learns from James & Andrea's goals and 25 other parameters to **tailor guidance**



Evva connects with medical records to provide Andrea with **simplified education** between office visits



Evva helps Andrea track and coordinate a **360° care plan** that includes physical, mental, and financial health

contd.

*Product: **Personalized Navigation & Management***

1

contd.



Evva's A.I. also **automates check-ins** for James & Andrea saving critical time for physicians



And when Andrea needs guidance, help, or just someone to talk to...



Evva connects Andrea to a dedicated neighborhood **Care Advocate** and helps **navigate local support**


Martha (Mom)
Family Caregiver

Evva also enables other family members to **stay aware of James' health** and get involved, when needed.

*Product: **Proactive Planning***

(2) Guide me to better **plan ahead**



The family needs guidance on what's next at each stage of the disease journey
Financial Planning
Get Paid As A Caregiver
Legal Guidance
Budgeting & Savings
Relevant Tech & Services

Evva evaluates James & family's health status and financial needs to create a **near and long term plan**

Plan includes tailored relevant solutions & services, financial initiatives, budgeting and more…

evva

*Product: **Active Wellness Monitoring & Guidance***

(3) Help me **ensure** our **safety & well-being**



evva

Andrea subscribes to **Evva Pal**, giving her freedom to better balance personal life and work

Evva integrates with various **smart devices** to **actively guide** James throughout his day

Evva also **monitors** James for falls and other discomfort non-intrusively

Evva **notifies** Andrea about James' discomfort and allows her to **remotely interact** with connected appliances

Andrea and James can use Evva Pal to **easily share information** with the care team

evva

Business Model

Evva 360
Navigation & Management

- ✓ Personalized step-by-step guidance
- ✓ Coordinate with care team and family
- ✓ Navigate local community support

$0 - $19
per family per month

Testing prototype
Early 2022 release

Evva Next
Concierge & Planning

- ✓ Evva 360 features +
- ✓ Dedicated Care Advocate
- ✓ Financial navigation and future planning
- ✓ Automated personalized check-ins

Starting at
$89
per family per month

Winner of LG NOVA 2021
Coming late 2022

Evva Pal
Personal Active Living

- ✓ Evva Next features +
- ✓ Integrate with bundled smart devices
- ✓ Smart guidance, fall, and activity monitoring

Starting at
$129
per family per month

Winner of LG NOVA 2021
Coming in 2023

Early-stage Model
B2C Subscription

- End user-level insights for future features
- Brand awareness

Growth Model
B2B2C Subscription, Marketplace

- Membership scale
- Integrations for better outcomes, experience

Note: Pricing is indicative based on existing market products; subject to change as we collect more data

evva

Market Size



Total Available Market
Out-of-pocket spend by families of MCI & dementia patients (2021)
$135B+
~18M
families
Serviceable Market
Incl. concierge services, professional help, and select products; Families making $50k+
$25B+
~11M
families
Share of Market (SOM)
~10% of serviceable market with diverse revenue streams
$2B+
1M+
families

evva

Revenue Outlook



Revenue and Margin (million $$)
150
125
100
75
50
25
0
Year 0
Year 1
Year 2
Year 3
Year 4
Evva Lite
Evva 360
Evva Next
Evva Pal
Digital Therapeutic
Revenue
Gross Margin

Our Goal
by end of Year 4

Best-in-Class Active Care at Home

$ $ $
~$130 million ARR

~270,000 families

evva

Competitors and Alternatives

Competitors and Alternatives

Current alternatives are siloed, generic, and disconnected



Dementia Facilities
(Expensive, Not for MCI or early Dementia)
Monitoring
(Inconvenient, privacy issues, limited to emergencies)
Care Management
(Not for dementia, lack smart monitoring or guidance)
Caregiving Tools / Services
(Exclude family care, limited or no clinical integration)
evva
greatcall
Life Alert
Cherry Home
Livongo
patientslikeme
caremerge
lanacare
dina
honor

evva

Our Vision and Roadmap

2020 Market Research, Design, Prototypes

2021 Alpha Release & Testing, Business Architecture

Early-2022 Evva Lite Release

Mid-2022 Evva 360 Release

Late-2022 Evva Next Release

2023 Evva Pal Release

2024+ Digital Therapeutics

2026+ IPO or M&A



Simplify caregiving and build caring communities to help everyone thrive.

evva

Why you should invest *now*?



Investors
$$
evva
Evva 360
Testing prototype
Early 2022 release
Evva Next
Winner of LG NOVA 2021
Coming late 2022
Evva Pal
Winner of LG NOVA 2021
Coming in 2023
Digital Therapeutics
Patents being filed
TBD

As an early investor, you could -

- Earn high ROI (*market trends indicate potential for 8x+**)
- Drive change & redefine the next generation of care at home
- Get early access to cutting-edge health + care solutions
- Help shape the future of caregiving communities!

* Investment returns are not guaranteed and are based on similar startups in healthcare.

evva

Funding Impact

Accomplishments

To-Date

- ✓ Built a dedicated founding team and advisory board
- ✓ Conducted market and caregiver research
- ✓ Designed and built alpha prototype of Evva Lite
- ✓ Identified areas for IP and clinical research
- ✓ Winner of Codelaunch ATL 2021
- ✓ Winner LG NOVA Pitch Competition

Funding Will Help Us

Upcoming milestones

- Expand engineering and sales teams
- Release Evva Lite (First-gen Lovable Product)
- Initiate 2-3 pilots with initial partners (health systems, community orgs)
- Release Evva 360
- On-board 1,000+ families
- Initiate design and development of key architecture for Evva Next and Pal

evva

Our Supporters

EMORY HEALTHCARE · Georgia Tech · atdc · STRIVE · University of Michigan · Georgia State University · On Deck · LATHAM & WATKINS LLP · codeLAUNCH · Project ENGINUITY · improving · aws activate



evva

Our Inspiration

Evva is also fueled



by our personal experiences as caregivers and concerned family members



evva

Our Team

Caregivers, Healthcare Leaders, and Clinicians...



Carl Hanna, PhD
Co-founder
Mechanical engineer, researcher, and consulting leader (**Deloitte** and **PwC**).



Saurabh Vyas, MD
Co-founder
Physician, consulting leader (**Deloitte** and **Slalom**), and **On Deck Fellow**.



Anderson Smith, PhD	Cathy Hackl	Bob Williams, MD	Aubrey Annan	Anamaria Encean	Mark O'Connor
Cognitive Aging Research	Immersive & Virtual World	Clinical Workflows & EHR	Interim CTO	Marketing & Comms.	Product Strategy

+ Family caregivers, A.I. experts, caregiving experts

Deloitte. pwc slalom Georgia Tech UNIVERSITY OF MICHIGAN On Deck
Stanford MEDICINE U.S. Department of Veterans Affairs ADWEEK magic leap Beaumont World Health Organization

evva

***Join us** in building communities that always care for you!*

evva



Diversity by design | Love for community | Continuous innovation

Visit us at www.evva360.com

*Crowdfunding **Perks***

1. Investment: $250+
- Evva T-shirt

2. Investment: $500+
- 3 months access to Evva 360 at 50% discount
- Evva T-shirt

3. Investment: $1,000+
- 6 months access to Evva 360 at 50% discount
- Evva T-shirt

4. Investment: $2,500+
- 6 months FREE access to Evva 360
- 1 entry into sweepstakes for $1,000 gift card
- Evva T-shirt

5. Investment: $5,000+
- 12 months FREE access to Evva 360
- 1 entry into sweepstakes for $1,000 gift card
- Evva T-shirt

6. Investment: $10,000+
- Call with the founders
- 12 months FREE access to Evva 360
- 2 entry into sweepstakes for $1,000 gift card
- Evva T-shirt

7. Investment: $25,000+
- Invite to exclusive board meetings
- Call with the founders
- 12 months FREE access to Evva 360
- 2 entry into sweepstakes for $1,000 gift card
- Evva T-shirt


Top Investor Perks

evva